UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period     July 2008                                   File No:  0-52400

Unbridled Energy Corp.

(Name of Registrant)

Suite 400, 2424 4th Street SW, Calgary, Alberta, Canada T2S 2T4

 (Address of principal executive offices)

1.

News Release dated July 10, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Unbridled Energy Corp.

(Registrant)

Dated: July 10, 2008	Signed: /s/ Carmen Etchart
Carmen Etchart, Corporate Secretary

Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

For Immediate Release

UNBRIDLED ENERGY PROVIDES UPDATE ON

USA AND CANADIAN OPERATIONS AND CORPORATE ACTIVITY

CALGARY and PITTSBURGH · July 10, 2008 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (“Unbridled Energy” or the “Company”) provides an update on its operations and other areas of corporate activity.

Ohio River Play, Ohio

Unbridled Energy, and its Joint Venture Partner, Equitable Production Company, a unit of Equitable Resources, Inc. together have successfully drilled the three planned horizontal test wells in the Lower Huron Formation of the Devonian Shales in south central, Ohio.  These wells are drilled to a vertical depth of approximately 1,800 feet with a 2,500 ft lateral. The three wells were stimulated using either seven or eight hydraulic fracture treatments and are currently being flow tested.

Chautauqua Lake Properties, Chautauqua County, New York

Unbridled Energy, and its Joint Venture Partners, now hold over 13,000 gross acres in Chautauqua Lake County. Unbridled Energy, as operator, has developed a new fracture stimulation technique for the Medina tight gas sand formation that is currently producing. This new design results in fracturing the formation further laterally and less downward profile, with the objective of achieving higher sustainable production rates and increased recoverable reserves.

Six new wells have now been successfully drilled and hydraulically fractured. Three of the wells have been turned to sales at restricted rates due to pipeline considerations; these wells are currently producing approximately 100 Mcf/d with good pressure.  The final three wells are expected to be turned to sales within the next two weeks.  They also exhibited test rates as good as the first three wells.   Approximately ten additional wells are currently being permitted on these lands and should be drilled during Q3 and Q4. A drilling rig has been secured for this ongoing program.  The objective is to drill up to 25 new Medina gas wells by the end of the first quarter of 2009.

Unbridled Energy has also identified numerous re-completion candidates on these properties. Re-completion operations on four wells are currently being conducted.  These four wells were originally completed in one productive zone, however additional uphole zones have been identified and are now being stimulated.

Separately, an existing well is being selected to test the shallower Marcellus and Geneseo Shales.  Gas shows were observed in these reservoirs while drilling and the log and core analysis show hydrocarbons.  These two independent shale formations exist throughout Unbridled Energy’s acreage in the region.

Further, the Company has signed an agreement to purchase a working interest in 21 additional wells across 980 acres and the deep rights on an additional 13,000 acres, which includes the Company’s existing acreage where it already holds shallow rights.  This opportunity includes recompleting existing wells, in addition to new well locations.  The deep rights include prospective gas bearing targets such as the Theresa sands, the Utica Shale, and the Trenton-Black River dolomite formation, among others.  Additional information will be provided upon closing.    Unbridled Energy acts as the operator in this region.

Chambers/Ferrier Area, Alberta Canada

Since November 7, 2007, Unbridled Energy has been producing gas and condensate from its 3-17-41-11 W5 (“3-17”) well into the ConocoPhillips Canada local pipeline system, which connects to Keyera’s sales pipeline system.  The well produced initially at a rate of approximately 1.0 million cubic feet per day (“MMcf/d”) of gas and 50 barrels per day (“bbls/d”) of condensate.  The well eventually loaded up with condensate, and production was reduced.   A small diameter coiled tubing string was recently run downhole, which should allow the well to produce at a continuous rate of between 500 thousand cubic feet per day (Mcf/d) and 1 MMcf/d.  The expected condensate rates should range between 10 and 25 bbls/d.

In Q4 2007, Unbridled Energy drilled an option well, located at 16-21-41-11 W5M (“16-21”), to its intended total vertical depth of 3,290 meters.  The well encountered numerous gas bearing formations and casing was cemented to total depth.  The Elkton formation was first tested using a small acid stimulation treatment.  The well was flowed before being shut-in for a mandatory pressure buildup test.  The buildup test showed the expected normal reservoir pressure, but the matrix permeability was low.  A large acid stimulation treatment has been designed and is planned for later this year.  Expected post-stimulation flow rates are 3 to 5 MMcf/d.  If these rates are achieved, a pipeline will be run to tie in the 16-21 well for production.  This pipeline will also be available to tie in possible future development wells.

The Company holds an average of 35% working interest and is the operator in 12,160 acres with an option on an additional 1,920 contiguous acres in the Chambers/Ferrier area.

Personnel

Driven by Unbridled’s ongoing effort to manage overhead expenses, the Company has terminated the employment of Michael O’Byrne, VP of Land for Canadian operations. The Company appreciates all Mike has done for Unbridled Energy to date and wish him all the best as he pursues his career in Oil and Gas Land Management.

Unbridled Energy is pleased to announce the engagement of EnergyIR LLC (“EnergyIR”), based in Houston, Texas, to provide the Company with investor relations services throughout North America.  EnergyIR will assist the Company in establishing and maintaining a corporate profile with brokers, financial advisors, investment advisors and dealers, and institutional investors.  In addition, they will assist Unbridled’s management in analyzing and assessing viable sources of new investor interest, developing and implementing further investor relations programs within the established regulatory framework and utilizing communications and dissemination networks on the most cost effective ways possible for the purpose of making information on the Company available to shareholders and interested investors.

EnergyIR has been engaged under an investor relations services agreement with a primary term to June 30, 2009.  It will be paid a consulting fee of US$5,000 per month.  In addition, under the next option grant, the Company will grant to EnergyIR 25,000 stock options under the Company’s Share Option Plan. The investor relations services agreement is subject to acceptance for filing by the TSX Venture Exchange.

The Company has terminated its investor relations agreement with Mark Mastilliak, effective June 22, 2008.  The Company thanks Mr. Mastilliak for his past service to Unbridled Energy and wish him all the best in his future endeavors.

Management Comments

Joe Frantz, President & CEO said, “Our production results in New York have been above expectation largely due to our new completion and stimulation design.  Our goal is to move reserves from the probable to proved category and from the possible to probable category over the next two years.  If all goes according to plan, we could book between 20 and 30 Bscf of Proved reserves in our known reservoirs with even more potential from uphole shale reservoirs.  As with almost every shale formation, the gas in place is very large, but our challenge is to determine an economic method to produce it.  At current commodity prices, we will focus on large, state of the industry stimulation treatments, and consider horizontal wells, to give the formation its best chance to be economic.  On our Ohio acreage, we continue to be cautiously optimistic based on our test results, but it’s too early to draw conclusions.”

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

Unbridled Energy Corporation

Joseph H. Frantz, Jr.

President & CEO

Forward-looking Statements This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, the development of pipeline infrastructure, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates, sales, and levels and categorization of reserves.

Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its joint venture partners for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.